

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Robert F.X. Sillerman
Chief Executive Officer and Chairman of the Board
FX Real Estate and Entertainment Inc.
650 Madison Avenue, 15th Floor
New York, NY 10022

>   **Re: FX Real Estate and Entertainment Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Forms 10-Q for the Periods Ended March 31, June 30 and September 30,**
>   **2010**
>   **File No. 1-33902**

Dear Mr. Sillerman:

        We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Tom Kluck
>   Branch Chief